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                         [OCEAN ENERGY, INC. LETTERHEAD]


                               September 20, 1999


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Russell Brenner

         Re: Ocean Energy, Inc. Form S-3 (Registration No. 333-82955-02) Ocean Energy Royalty Trust Form S-1 (Registration No. 333-82955)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ocean Energy, Inc., a Texas corporation, and the sponsor of the Ocean Energy Royalty Trust (the "Company"), hereby requests that the above captioned Registration Statements be withdrawn as of the date hereof or as soon thereafter as practicable.

         The withdrawal requested hereby is being sought because a significant portion of the properties proposed to be included in the Ocean Energy Royalty Trust that is the subject of the above-referenced Registration Statements was sold to Cross Timbers Oil Company, a Delaware corporation, in a transaction that closed on September 15, 1999. In light of this sale, completion of the proposed royalty trust offering is no longer possible. No units of beneficial interest in the Ocean Energy Royalty Trust have been offered or sold pursuant to the Registration Statements. For these reasons, the withdrawal is consistent with the public interest and the protection of investors.

                                     Very truly yours,

                                     OCEAN ENERGY, INC.
                                     OCEAN ENERGY ROYALTY TRUST


                                     By:  /s/ Robert K. Reeves
                                        ----------------------------------------
                                     Name:    Robert K. Reeves
                                     Title:   Executive Vice President,
                                              General Counsel and Secretary